UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
     Commission file number 333-91178
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Park National Corporation
Employees Stock Ownership Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Park National Corporation
50 North Third Street
Newark, Ohio 43055

REQUIRED INFORMATION
     The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm — Crowe Chizek and Company LLC

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006

Notes to Financial Statements — December 31, 2007 and 2006

Supplemental Schedules:

Schedule of Assets (Held at End of Year), Schedule H, Line 4(i) — December 31, 2007

Schedule of Reportable Transactions, Schedule H, Line 4(j) — For the year ended December 31, 2007
     The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company LLC

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK NATIONAL CORPORATION EMPLOYEES STOCK OWNERSHIP PLAN

By THE PARK NATIONAL BANK, Trustee

Date: June 26, 2008	By:	/s/ John W. Kozak

	Printed Name:	John W. Kozak

	Title:	Chief Financial Officer

Financial Statements and Supplemental Schedules
Park National Corporation Employees
Stock Ownership Plan
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Park National Corporation Employees
Stock Ownership Plan
Financial Statements and Supplemental Schedules
Years Ended December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Executive Committee of the Board of Directors
Plan Oversight Committee
Park National Corporation Employees Stock Ownership Plan
We have audited the accompanying statements of net assets available for benefits of the Park National Corporation Employees Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.
/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC
Columbus, Ohio
June 26, 2008

Park National Corporation
Employees Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
ASSETS

Cash	$26,924	$—

Investments, at fair value:
Park National Corporation Common Stock	38,339,896	58,771,746
Mutual Funds	16,757,198	12,039,411
Money Market Funds	355,460	455,676
Savings Accounts, issued by
Park National Corporation bank affiliates	2,641,447	2,523,339

Total Investments	58,094,001	73,790,172

Contributions receivable:
Employer	—	47,051
Employee	—	97,332

	—	144,383

Accrued interest and dividends	575,970	590,121

Total Assets	58,696,895	74,524,676

NET ASSETS AVAILABLE FOR BENEFITS	$58,696,895	$74,524,676

See accompanying notes to financial statements.

2.

Park National Corporation
Employees Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment (loss) income:
Net realized and unrealized depreciation in fair value of investments	$(19,742,768)	$(1,013,848)
Interest and dividends	2,707,464	2,584,681

Total investment (loss) income	(17,035,304)	1,570,833

Contributions:
Employer	1,867,859	1,743,664
Employee	4,186,816	3,749,073
Rollover	1,179,486	32,172

Total contributions	7,234,161	5,524,909

Net (decrease) increase before deductions	(9,801,143)	7,095,742

Deductions:
Benefit payments to participants	6,026,638	4,484,749

Net (decrease) increase in net assets available for benefits	(15,827,781)	2,610,993

Net assets available for benefits at beginning of year	74,524,676	71,913,683

Net assets available for benefits at end of year	$58,696,895	$74,524,676

See accompanying notes to financial statements.

3.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2007 and 2006

1. Description of the Plan
The following description of the Park National Corporation Employees Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (Park) who have completed one year of service, and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (Code) was $15,500 and $15,000 for 2007 and 2006, respectively. The Plan also permits participants who are age 50 or older to make catch-up contributions in accordance with Code Section 414(v).
Park provides a matching contribution at a level established annually by Park. For 2007, Park matched 50% up to the first 12% of compensation contributed by the participant. For 2006, Park matched 50% up to the first 15% of compensation contributed by the participant.
Participant Accounts
Each participant’s account is credited with the participant’s salary deferral and allocation of Park’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants’ accounts are 100% vested at all times.
Reclassification
Certain prior year amounts have been reclassified to conform to the current year presentation.

4.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006

1. Description of the Plan (continued)
Payments of Benefits
Upon termination or after age 59 1/2, a participant may elect lump sum, rollover, or installments over a period certain not to exceed the participant’s (and their designated beneficiary’s) life expectancy in an amount equal to the value of his or her account. A participant can elect to take a distribution of their account balance — in cash or shares of Park National Corporation common stock.
ESOP
Effective January 1, 2002, the Plan was amended and restated to become an ESOP Plan that invests in shares of Park National Corporation common stock. The Plan is not leveraged and all new contributions (both employer and employee) will be used to purchase only Park National Corporation common stock. Prior to January 1, 2007, participants had the ability to diversify their investments upon reaching age 55. Effective January 1, 2007, the Plan was amended to allow all participants to diversify their investments on a quarterly basis.
Bank Acquisitions
On March 9, 2007, Park acquired Vision Bancshares, Inc. (“Vision”). Vision terminated its 401(k) plan on June 30, 2007, and all employees who have met the eligibility requirements of the Plan became eligible to participate in the Plan on July 1, 2007.

5.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006

2. Summary of Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis.
Valuation of Investments and Income Recognition
Investments are stated at fair value. Park National Corporation common stock is valued at its quoted market price. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Investments in the money market fund and savings accounts are stated at cost, which approximates fair value.
Investment income consists of interest income accrued as earned, and dividend income recorded on the ex-dividend date. Investment transactions are recorded on a trade-date basis.
Administrative Expenses
All administrative expenses charged to the Plan are borne by Park. Park also provides other accounting and administrative services to the Plan.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.
Concentration of Credit Risk
At December 31, 2007 and 2006, approximately 66% and 79%, respectively, of the Plan’s assets were invested in Park National Corporation common stock.
At December 31, 2007 and 2006, approximately 5% and 3%, respectively, of the Plan’s assets were invested in savings accounts issued by Park National Corporation bank affiliates. The investments in savings accounts may from time to time exceed the federally insured limits.

6.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006

2. Summary of Accounting Policies (continued)
Effect of Newly Issued But Not Yet Effective Accounting Standards
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.
In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.
3. Plan Termination
Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006

4. Investments
The Plan’s investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation. The Plan’s investments (including investments bought and sold as well as held during the year) appreciated/(depreciated) in fair value during the years ended December 31, 2007 and 2006 as follows:

	2007	2006
Park National Corporation Common Stock	$(20,364,228)	$(2,183,304)
Vanguard Institutional Index Fund	230,724	709,975
Vanguard Short-Term Investment-Grade Bond Fund	10,512	4,582
Vanguard Growth Index Fund	131,995	75,063
Vanguard Institutional Extended Market Index Fund	18,280	130,585
Vanguard Balanced Index Fund	59,257	108,990
Vanguard Total International Stock Index Fund	147,805	146,665
Vanguard Intermediate-Term Bond Index Fund	22,887	(6,404)

	$(19,742,768)	$(1,013,848)

The following table represents the fair value of those investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

	2007	2006
*Park National Corporation Common Stock	$38,339,896	$58,771,746
Vanguard Institutional Index Fund	7,017,437	5,803,450
* Nonparticipant-directed

8.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006

5. Nonparticipant-Directed Investments
The following information represents the assets and the significant components of changes in assets related to the nonparticipant-directed portion of the Park National Corporation Common Stock investment. Initial contributions are deposited into the Plan in the form of cash with shares of Park National Corporation Common Stock purchased on a delayed basis.

	December 31,
	2007	2006
Investment, at fair value:
Park National Corporation Common Stock Fund	$38,339,896	$58,771,746
Northern Institutional Government Portfolio	355,458	454,650
Cash	26,924	—

	$38,722,278	$59,226,396

Changes in assets:
Contributions	$6,547,357	$5,366,183
Interest and dividend income	2,216,346	2,124,878
Distributions to participants	(4,665,172)	(3,710,621)
Transfers to participant directed investments	(4,238,421)	(125,694)
Net depreciation in fair value of investments	(20,364,228)	(2,183,304)

Increase/(decrease) in assets	$(20,504,118)	$1,471,442

The amounts disclosed as Money Market Funds in the Statements of Net Assets Available for Benefits also include participant-directed balances of $2 and $1,026 for 2007 and 2006, respectively.
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

9.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006

7. Party-in-Interest
The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2007	2006
Park National Corporation Common Stock	$38,339,896	$58,771,746
The Park National Bank Savings Account	1,916,546	1,806,304
Second National Bank Savings Account	73,769	70,289
The Richland Trust Company Savings Account	651,132	646,746

	$40,981,343	$61,295,085

At December 31, 2007, the Plan held 594,417 shares of Park National Corporation common stock, with a fair value of $38,339,896. At December 31, 2006, the Plan held 593,654 shares of Park National Corporation common stock, with a fair value of $58,771,746.
During 2007 and 2006, cash dividends of $2,196,119 and $2,111,960, respectively, were paid to the Plan by Park National Corporation.
At December 31, 2007 and 2006, the Plan held savings accounts issued by Park National Corporation bank affiliates of $2,641,447 and $2,523,339, respectively. During 2007 and 2006, interest of $125,602 and $125,318, respectively, was paid to the Plan by the Park National Bank. At December 31, 2007, the Plan held a non-interest bearing checking account at Park National Bank of $26,924.
During 2007 and 2006, the Plan purchased 46,778 shares and 51,429 shares, respectively, of Park National Corporation common stock.
Costs and expenses incurred in administering the Plan are paid by Park, which totaled $127,640 and $127,206 for 2007 and 2006, respectively.

10.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006

8. Form 5500 Reconciliation
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$58,696,895	$74,524,676
Less: Employer contribution credit	(2,485)	—
Less: Accrued interest and dividends	(575,970)	(590,121)

Net assets available for benefits per the Form 5500	$58,118,440	$73,934,555

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

	2007	2006
Net (decrease)/increase in net assets available for benefits per the financial statements	$(15,827,781)	$2,610,993
Less: Employer contribution credit	(2,485)	—
Less: Accrued interest and dividends	(575,970)	(590,121)
Plus: Prior year accrued interest and dividends	590,121	530,478

Net (decrease)/increase in net assets available for benefits per the Form 5500	$(15,816,115)	$2,551,350

9. Risks and Uncertainties
The Plan invests in various investment securities including Park National Corporation common stock, mutual funds, savings accounts and a money market fund. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

11.

SUPPLEMENTAL SCHEDULES

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2007

Name of Plan Sponsor:	Park National Corporation

Employer identification number:	31-1179518

Three digit plan number:	002

(b)	(c)
Identity of Issue,	Description of Investment Including			(e)
Borrower, Lessor	Maturity Date, Rate of Interest,	(d)		Current
or Similar Party	Collateral, Par or Maturity Value	Cost		Value
Money Market Fund:
Northern Institutional Government Portfolio	355,460 units	$355,460		$355,460

Total Money Market Funds				355,460

Common Stock:
* Park National Corporation common stock	594,417 shares	$35,693,405		$38,339,896

Total common stock				38,339,896

Mutual Funds:
Vanguard Institutional Index Fund	52,314 shares	*	*	$7,017,437
Vanguard Short-Term Investment Grade Fund	111,641 shares	*	*	1,188,984
Vanguard Growth Index Fund	54,225 shares	*	*	1,668,491
Vanguard Institutional Extended Market Index Fund	52,657 shares	*	*	1,805,594
Vanguard Intermediate-Term Bond Index Fund	78,987 shares	*	*	829,364
Vanguard Balanced Index Fund	105,623 shares	*	*	2,300,460
Vanguard Total International Stock Index Fund	97,882 shares	*	*	1,946,868

Total Mutual Funds		*	*	16,757,198

Savings Accounts, issued by Park National Corporation bank affiliates:
* The Park National Bank	Interest rate of 3.630%	*	*	$1,916,546
* Second National Bank	Interest rate of 3.630%	*	*	73,769
* The Richland Trust Company	Interest rate of 3.630%	*	*	651,132

Total Savings Accounts, issued by
Park National Corporation bank affiliates				2,641,447

Total Investments Held at End of Year				$58,094,001

*  Indicates party-in-interest to the Plan.
**Disclosure of historical cost is not required for participant-directed investments.

12.

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4(j)
Schedule of Reportable Transactions
For the year ended December 31, 2007

Name of Plan Sponsor:	Park National Corporation

Employer identification number:	31-1179518

Three digit plan number:	002

	(b)				(h)
	Description of Asset Including		(d)	(g)	Current Value	(i)
(a)	Maturity Date, Rate of Interest,	(c)	Selling	Cost of	of Asset on	Net Gain
Identity or Party Involved	Collateral, Par or Maturity Value	Cost	Price	Asset	Transaction Date	or (Loss)

Category (iii) — A series of transactions in excess of 5% of plan assets
Northern Govt Portfolio	Money Market Fund, 89 purchases	$9,028,192	$—	$9,028,192	$9,028,192	$—
Northern Govt Portfolio	Money Market Fund, 101 sales	—	9,128,407	9,128,407	9,128,407	—
Park National Corporation Common Stock	Common Stock, 98 purchases	4,001,111	—	4,001,111	4,001,111	—
Park National Corporation Common Stock	Common Stock, 5 sales	—	1,287,000	1,603,072	1,287,000	(316,072)

13.

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2007
INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company LLC

E-1